SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Eltek Ltd.

EXPLANATORY NOTE

On November 10, 2025 Eltek issued a press release announcing its earnings release date and conference call. A copy of this press release is furnished herewith as Exhibit 99.1:

Exhibit Index

This Report on Form 6-K of Eltek Ltd. consists of the following document, which is attached hereto:

Exhibit 99.1.	Press Release: Eltek Sets Earnings Release Date and Conference Call to Report Third Quarter 2025 Results on November 18, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD.
(Registrant)

By: /s/ Ron Freund
Ron Freund
Chief Financial Officer

Date:  November 10, 2025